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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-35729

YY INC.

Building 3-08, Yangcheng Creative Industry Zone
No. 309 Huangpu Avenue Middle
Tianhe District, Guangzhou 510655
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.
	By:	/s/ ERIC HE Name: Eric He Title: Chief Financial Officer
Date: November 14, 2013

 EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release regarding launching of proposed offering of convertible senior notes
Exhibit 99.2	Unaudited interim condensed consolidated financial statements
Exhibit 99.3	Management's discussion and analysis of financial condition and results of operations

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SIGNATURE
EXHIBIT INDEX